UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 6
________________
Casey’s General Stores, Inc.
(Name of Subject Company)
________________

Casey’s General Stores, Inc.
(Name of Person Filing Statement)
________________

Common Stock, no par value per share
(Title of Class of Securities)
________________

147528103
(CUSIP Number of Class of Securities)
________________

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended (together with any amendments and supplements thereto, the “Schedule TO”), to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.00 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements - Arrangements between Casey’s and its Directors and Executive Officers - Consideration Payable Pursuant to the Offer and the Second-Step Merger” is hereby amended and supplemented by adding the following after the last paragraph:

As a result of the exercise of options for 10,000 shares by Robert J. Myers on June 22, 2010, the grant of 2,000 restricted stock units to each non-employee director on June 23, 2010 and the passing away of director Ronald M. Lamb on June 11, 2010, the information regarding the consideration payable pursuant to the Offer and the Second-Step Merger has been updated as follows:

As of June 23, 2010, the Company’s directors and executive officers set forth on Annex A hereto beneficially owned an aggregate of 345,027 Casey’s Common Shares. If such directors and executive officers were to tender all of such Casey’s Common Shares pursuant to the Offer and each Casey’s Common Share was exchanged for the Offer Price, such directors and executive officers would receive an aggregate of approximately $12,420,972.

As of June 23, 2010, Casey’s directors and executive officers held options to purchase an aggregate of 273,000 Casey’s Common Shares, with exercise prices ranging from $11.74 to $26.92 and an aggregate weighted average exercise price of $22.00 per share, 100,500 of which were vested and exercisable as of that date.  As of June 23, 2010, Casey’s non-employee directors held 14,000 restricted stock units, each of which represents the right to receive on the applicable vesting date one Casey’s Common Share.

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The following table summarizes, with respect to each of the Company’s directors and executive officers set forth on Annex A hereto, the aggregate, positive difference in value between $36.00 and the per share exercise prices (the “Spread Value”) of the vested and unvested options to purchase Casey’s Common Shares held by such directors and executive officers, as well as the value of the restricted stock units held by the Company’s non-employee directors based on the $36.00 per share Offer Price, in each case, as of June 23, 2010:

Name	Casey’s Common Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Casey’s Common Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)	Casey’s Common Shares Subject to Restricted Stock Units (#)	Aggregate Value of Restricted Stock Units ($)
Robert J. Myers	20,000	244,000	—	—	—	—
Terry W. Handley	40,000	458,800	20,000	461,800	—	—
William J. Walljasper	40,000	458,800	12,000	267,720	—	—
Sam J. Billmeyer	40,000	458,800	10,000	219,200	—	—
Julie L. Jackowski	32,500	378,250	4,500	103,320	—	—
Kenneth H. Haynie	—	—	18,000	310,000	2,000	72,000
Johnny Danos	—	—	12,000	168,180	2,000	72,000
William C. Kimball	—	—	12,000	168,180	2,000	72,000
Diane C. Bridgewater	—	—	6,000	63,780	2,000	72,000
Jeffrey M. Lamberti	—	—	4,000	40,000	2,000	72,000
Richard A. Wilkey	—	—	2,000	21,020	2,000	72,000
H. Lynn Horak	—	—	—	—	2,000	72,000

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements - Arrangements between Casey’s and its Directors and Executive Officers - Potential Severance and Change of Control Benefits - Equity Awards” is hereby amended and supplemented by adding the following after the last paragraph:

Based on compensation and benefit levels as of June 23, 2010 and assuming that the Offer is consummated on July 9, 2010 and that each executive officer experiences a Qualifying Termination of employment at that time, the executive officers would be entitled to receive the following cash severance payments and other benefits under their change of control and severance agreements.

Name	Severance Pay ($)	Post-Employment Health Benefits ($)
Robert J. Myers	3,069,000	—
Terry W. Handley	1,808,250	33,802
William J. Walljasper	1,585,500	26,351
Sam J. Billmeyer	1,525,500	28,348
Julia L. Jackowski	1,126,500	26,750

“Item 3.  Past Contacts, Transactions, Negotiations and Agreements - Arrangements between Casey’s and its Directors and Executive Officers - Director Compensation” is hereby amended and supplemented by adding the following after the last paragraph:

On June 23, 2010, Casey’s granted each non-employee director 2,000 restricted stock units, each of which represents the right to receive on the applicable vesting date one Casey’s Common Share, under the Casey’s General Stores, Inc. 2009 Stock Incentive Plan (the “2009 Stock Incentive Plan”), in lieu of the annual grant of options to purchase 2,000 Casey’s Common Shares under the Non-Employee Directors' Stock Option Plan, which was replaced by the 2009 Stock Incentive Plan in September 2009.  Each restricted stock unit vests in full on June 23, 2010.  Casey’s Common Shares issued upon settlement of the restricted stock units are not transferable by the non-employee director until the non-employee director ceases to be a member of the Board or, if earlier, May 1, 2015.

The above description of the 2009 Stock Incentive Plan is qualified in its entirety by reference to the 2009 Stock Incentive Plan filed as Exhibit (e)(8) to this Statement and incorporated herein by reference.

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ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The table set forth in “Item 6.  Interest in Securities of the Subject Company - Securities Transactions” is hereby amended and supplemented by adding the following row:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Robert J. Myers	June 22, 2010	10,000	$14.08	Acquisition of common stock upon exercise of options

ANNEX A

“ANNEX A” to Schedule 14D-9 is hereby amended and supplemented by inserting “**” after “Ronald M. Lamb” and by inserting the following after the last line in Annex A:

**       Ronald M. Lamb passed away Friday, June 11, 2010 as disclosed in the Casey’s General Stores, Inc.’s  Form 8-K filed June 14, 2010.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by replacing Exhibit (e)(8) in its entirety with the following Exhibit:

Exhibit Number	Description
(e)(8)

Casey’s General Stores, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.41 to Casey’s General Stores, Inc.’s Form 8-K filed September 23, 2009) and related form of Restricted Stock Units Agreement.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Dated: June 24, 2010

EXHIBIT INDEX

Exhibit Number	Description
(e)(8)

Casey’s General Stores, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.41 to Casey’s General Stores, Inc.’s Form 8-K filed September 23, 2009) and related form of Restricted Stock Units Agreement.